Exhibit 99.2

PRESS RELEASE

Sanofi and Regeneron Announce Start of Phase 3 Study of Dupilumab
in Patients with Atopic Dermatitis

TARRYTOWN, N.Y. and PARIS, October 20, 2014 — Sanofi and Regeneron Pharmaceuticals, Inc. today announced that the first patients have been dosed in a Phase 3 clinical study of dupilumab, an investigational therapy that blocks IL-4 and IL-13 signaling, in adults with moderate-to-severe atopic dermatitis (AD) that is not adequately controlled with topical AD medications.

LIBERTY AD CHRONOS, the first trial in the Phase 3 clinical program for dupilumab, is a randomized, double-blind, placebo-controlled, multi-national study with the primary objective of demonstrating the efficacy of dupilumab in adults with moderate to severe AD when administered concomitantly with topical corticosteroids through 16 weeks. Secondary objectives of the study will evaluate the long-term safety and efficacy of dupilumab up to 52 weeks. The trial will enroll approximately 700 adult patients.

“Moderate-to-severe atopic dermatitis is a serious disease characterized by severe itching, sleep disturbances and widespread rash, and existing treatment options have limited efficacy,” said Donald Y. M. Leung, MD, PhD, a member of the LIBERTY AD Clinical Trials Steering Committee and Head of the Division of Pediatric Allergy and Immunology at National Jewish Health in Denver, CO. “This Phase 3 program will evaluate if blocking IL-4 and IL-13, two key cytokines in the Th2 inflammatory pathway, may provide a potential new approach for this chronic, difficult-to-manage disease.”

The LIBERTY AD Phase 3 clinical program will consist of at least five trials of patients with moderate-to-severe AD at sites worldwide. For more information on the LIBERTY AD CHRONOS study, please visit: http://clinicaltrials.gov/ct2/show/NCT02260986?term=dupilumab&phase=2&rank=2.

About the IL-4/IL-13 Pathway and Atopic Dermatitis

Moderate-to-severe atopic dermatitis, a serious, chronic form of eczema, is a systemic inflammatory disease characterized by an allergic response driven by a subset of immune cells called Type 2 helper T cells, or Th2 cells. IL-4 and IL-13 are key cytokines that are required for the initiation and maintenance of this Th2 immune response.

Moderate-to-severe forms of atopic dermatitis can be characterized by pronounced pruritus (itch), cutaneous dryness, and skin lesions marked by redness, infiltration/papulation, crusting/oozing, and lichenification (skin thickening), with periods of lesion exacerbation. Intense itching, scratching, and skin damage can lead to secondary infections. Atopic dermatitis is often associated with other inflammatory disorders such as asthma.[1] Moderate-to-severe atopic dermatitis can negatively impact patients’ lives and is associated with a high burden to society in terms of direct costs of medical care and prescription drugs and loss of productivity.[2] ,[3] ,[4] ,[5]

About Dupilumab

Dupilumab, a fully-human monoclonal antibody, is directed against the IL-4 receptor alpha subunit, which blocks signaling from both IL-4 and IL-13. Dupilumab was created using Regeneron’s pioneering VelocImmune® technology and is being co- developed with Sanofi in atopic dermatitis, asthma and chronic sinusitis with nasal polyposis. Dupilumab is an investigational agent under clinical development and its safety and efficacy have not been fully evaluated by any regulatory authority.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Regeneron

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company based in Tarrytown, New York that discovers, invents, develops, manufactures, and commercializes medicines for the treatment of serious medical conditions. Regeneron commercializes medicines for eye diseases, colorectal cancer, and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including hypercholesterolemia, oncology, rheumatoid arthritis, asthma, and atopic dermatitis. Several Regeneron programs are based on human genetics findings. For additional information about the company, please visit www.regeneron.com.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron, and actual events or results may differ materially from these forward-looking statements.  Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words.  These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation dupilumab; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials, such as the current and contemplated future clinical trials evaluating dupilumab; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates, including without limitation dupilumab for the treatment of chronic sinusitis with nasal polyps; ongoing regulatory obligations and oversight impacting Regeneron’s research and clinical programs and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC, to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto.  A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the quarter ended June 30, 2014.  The reader is cautioned not to rely on any forward-looking statements made by Regeneron.  Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

[1] Bieber T. Mechanisms of disease: atopic dermatitis. N Engl J Med 2008;358:1483-94.

[2] Garside R. et al. 2005. The effectiveness and cost-effectiveness of pimecrolimus and tacrolimus for atopic eczema: a systematic review and economic evaluation. Health Technology Assessment. 9(29).

[3] Bickers D R. et al. 2006. The burden of skin diseases: 2004 a joint project of the American Academy of Dermatology Association and the Society for Investigative Dermatology. Journal of the American Academy of Dermatology. 5(3):490 - 500.

[4] Fowler J F. et al. Direct and indirect cost burden of Atopic Dermatitis: An employer-payer perspective. Managed care interface. 20(10): 26 — 32.

[5] Holm E A. et al. 2006. The handicap caused by atopic dermatitis - sick leave and job avoidance. Journal of the  European Academy of Dermatology and Venereology. 20(3):255- 259.

Contacts Sanofi:
Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel: +33 (0) 1 53 77 94 74	Tel: +33 (0)1 53 77 45 45
Mobile: +33 (0) 6 78 52 05 36	E-mail: IR@sanofi.com
E-mail: Jack.Cox@sanofi.com

Contacts Regeneron:
Media Relations	Investor Relations
Hala Mirza	Manisha Narasimhan, Ph.D
Tel: +1 (914) 847 3422	Tel: +1 (914) 847 5126
hala.mirza@regeneron.com	manisha.narasimhan@regeneron.com